NIKE, INC.
           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                           Nine Months Ended
                                           February 28 and 29,
                                        _________________________

                                         1997               1996*
                                        ______             ______

                                             (in thousands)

Net income                           $  640,068          $  413,784
Income taxes                            404,900             259,000
                                      _________           _________

    Income before income taxes        1,044,968             672,784

                                      _________           _________

Add fixed charges
    Interest expense (A)                 40,857              31,864
    Interest component of leases (B)     19,329              12,756

                                      _________           _________

Total fixed charges                      60,186              44,620

                                      _________           _________

Earnings before income taxes and
    fixed charges (C)                $1,102,984          $  717,404
                                      =========           =========

Ratio of earnings to total fixed
    charges                               18.33               16.08
                                      =========           =========

*For comparable purposes with 1996, results for the nine months ended February 29, 1996 have been adjusted to reflect the elimination of the one month lag in reporting by certain of the Company's international operations.

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.